# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RUBRIK, INC., CIK 0001943896
CUSIP: 781154109
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-25-019817
Filed by CIK 0001584740

## Reporting persons
- Greylock XIV Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,952,895; sole dispositive power 0; shared dispositive power 8,952,895; aggregate amount beneficially owned 8,952,895 (8.15% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 2,238,224 shares of Class A Common Stock, par value $0.000025 per share (the "Class A Common Stock") and 6,714,671 shares of Class B Common Stock, par value $0.000025 per share (the "Class B Common Stock"), of the issuer held directly by Greylock XIV Limited Partnership.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock of the issuer and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 103,167,994 shares of Class A Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held by Greylock XIV Limited Partnership represents 7.44% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,167,994 shares of Class A Common Stock and (ii) 86,610,633 shares of Class B Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
- Greylock XIV-A Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 497,382; sole dispositive power 0; shared dispositive power 497,382; aggregate amount beneficially owned 497,382 (0.48% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 103,167,994 shares of Class A Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held by Greylock XIV-A Limited Partnership represents 0.41% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,167,994 shares of Class A Common Stock and (ii) 86,610,633 shares of Class B Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
- Greylock XIV Principals LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 497,382; sole dispositive power 0; shared dispositive power 497,382; aggregate amount beneficially owned 497,382 (0.48% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV Principals LLC.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 103,167,994 shares of Class A Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held by Greylock XIV Principals LLC represents 0.41% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,167,994 shares of Class A Common Stock and (ii) 86,610,633 shares of Class B Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
- Greylock XIV GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,947,659; sole dispositive power 0; shared dispositive power 9,947,659; aggregate amount beneficially owned 9,947,659 (8.99% of the class)
  Comment: Row 6, Row 8, and Row 9 represent 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV Principals LLC. Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own the shares of stock held directly by Greylock XIV Limited Partnership, Greylock XIV-A Limited Partnership, and Greylock XIV Principals LLC.
  
  Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the occurrence of any transfer, except for certain permitted transfers described in the issuer's amended and restated certificate of incorporation, and upon the occurrence of certain other events as described in the issuer's amended and restated certificate of incorporation. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion, and transfer rights.
  
  The percent of class in Row 11 was calculated based on 103,167,994 shares of Class A Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).
  
  The percent of class in Row 11 was based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV Principals LLC represents 8.27% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,167,994 shares of Class A Common Stock and (ii) 86,610,633 shares of Class B Common Stock outstanding as of February 28, 2025 (as reported in the issuer's Annual Report on Form 10-K as filed by the issuer with the SEC on March 20, 2025).

## Item 1. Issuer
Name of issuer: RUBRIK, INC.
Address of issuer's principal executive offices: 3495 Deer Creek Road, Palo Alto, California 94304

## Item 2. Person Filing
Name of person filing:
The reporting persons are:
(i) Greylock XIV Limited Partnership;
(ii) Greylock XIV-A Limited Partnership;
(iii) Greylock XIV Principals LLC; and
(iv) Greylock XIV GP LLC, the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and manager of Greylock XIV Principals LLC.
Address of principal business office or, if none, residence: 2550 Sand Hill Road, Suite 200, Menlo Park, CA 94025
Citizenship: (i) Greylock XIV Limited Partnership, a Delaware limited partnership; (ii) Greylock XIV-A Limited Partnership, a Delaware limited partnership; (iii) Greylock XIV Principals LLC, a Delaware limited liability company; and (iv) Greylock XIV GP LLC, a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Greylock XIV Limited Partnership directly owns 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock.
Greylock XIV-A Limited Partnership directly owns 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock.
Greylock XIV Principals LLC directly owns 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock.
Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV Principals LLC.
Percent of class:
Greylock XIV Limited Partnership directly owns 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 8.15% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held by Greylock XIV Limited Partnership represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 7.44%.

Greylock XIV-A Limited Partnership directly owns 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 0.48% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held by Greylock XIV-A Limited Partnership represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 0.41%.

Greylock XIV Principals LLC directly owns 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 0.48% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held by Greylock XIV Principals LLC represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 0.41%.

Greylock XIV GP LLC is the general partner of Greylock XIV Limited Partnership and Greylock XIV-A Limited Partnership and the manager of Greylock XIV Principals LLC, and may be deemed to beneficially own 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV Principals LLC, which, when such shares are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 8.99% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the 20 for one voting power of the Class B Common Stock. The 2,238,224 shares of Class A Common Stock and 6,714,671 shares of Class B Common Stock held directly by Greylock XIV Limited Partnership, 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV-A Limited Partnership, and 124,346 shares of Class A Common Stock and 373,036 shares of Class B Common Stock held directly by Greylock XIV Principals LLC represents, of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, 8.27
Sole power to vote or to direct the vote:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to vote or to direct the vote:
Greylock XIV Limited Partnership 8,952,895
Greylock XIV-A Limited Partnership 497,382
Greylock XIV Principals LLC 497,382
Greylock XIV GP LLC 9,947,659
Sole power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 0
Greylock XIV-A Limited Partnership 0
Greylock XIV Principals LLC 0
Greylock XIV GP LLC 0
Shared power to dispose or to direct the disposition:
Greylock XIV Limited Partnership 8,952,895
Greylock XIV-A Limited Partnership 497,382
Greylock XIV Principals LLC 497,382
Greylock XIV GP LLC 9,947,659

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Greylock XIV Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (05/07/2025)
- Greylock XIV-A Limited Partnership: By: Greylock XIV GP LLC, its: General Partner /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (05/07/2025)
- Greylock XIV Principals LLC: By: Greylock XIV GP LLC, its: Manager /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (05/07/2025)
- Greylock XIV GP LLC: /s/ Donald A. Sullivan, Donald A. Sullivan, Administrative Partner (05/07/2025)